UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934**

WORDLOGIC CORPORATION

(Name of Registrant as specified in its charter)

**650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7**

Nevada	88-0422023
(State of incorporation)	(IRS Employer Identification #)

(Name of Person(s) Filing Proxy Statement, if Other Than Registrant)

[X] Filed by the Registrant
[   ] Filed by a Party other than the Registrant

[   ] Preliminary Proxy Statement
[   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X] Definitive Proxy Statement
[   ] Definitive Additional Materials
[   ] Soliciting Material Pursuant to Rule 14a-12

[X] No fee required
[   ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

Title of each class of securities to which transaction applies:
Aggregate amount: _____
Proposed price per unit: _____
Proposed maximum aggregate value: _____
Total fee paid: _____

[   ] Fee previously paid with preliminary materials.
[   ] Part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and the filing for which the offsetting fee was paid previously is identified. Identification of the previous filing is by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: _____
Form, Schedule or Registration Statement No.: _____
Filing Party: _____
Date Filed: _____

WORDLOGIC CORPORATION
650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7

_____

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON August 31, 2006
_____

TO OUR SHAREHOLDERS:

Notice is hereby given that an Annual Meeting of Shareholders (the "Meeting") of WordLogic Corporation will be held at the Company's principal executive offices, 650 West Georgia Street, Suite 2400, Vancouver, British Columbia, Canada V6B 4N7, on August 31, 2006 at 10:00 a.m., local time, for the purpose set forth in this Notice. A Proxy Card and a Proxy Statement for the meeting are enclosed.

The Meeting is for the purpose of considering and acting upon:

1. The election of two (2) directors to our Board of Directors, to serve until resignation or removal from office, or until respective successor(s) are elected and qualified;

2. Approval of Cordovano and Honeck, P.C. as the Independent Public Accountant;

3. Approval of the Company's 2005 Stock Incentive Plan;

Any action may be taken on any one of the foregoing proposals at the Meeting on the date specified above or on any date or dates to which the Meeting may be adjourned.   Only shareholders of record as of the close of business on July 31, 2006 are entitled to notice of and to vote at the Meeting. Our stock transfer books will remain open. There is printed on the following pages a Proxy Statement to which your attention is invited. Please read it carefully.

You are requested to fill in and sign the enclosed form of Proxy which is solicited by the Board of Directors and to mail it promptly in the enclosed envelope. The Proxy will not be used if you attend and vote at the meeting in person.

By Order of the Board of Directors

Frank R. Evanshen
President

Vancouver, British Columbia, Canada
August 1, 2006

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED POSTAGE PREPAID, ADDRESSED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON August 31, 2006

INTRODUCTORY STATEMENT

This Proxy Statement and accompanying Proxy are furnished in connection with a solicitation of Proxies by the Board of WordLogic Corporation (the "Company) for use at the Annual Meeting of Shareholders of the Company, to be held at:

WORDLOGIC CORPORATION
650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7

on

August 31, 2006, at 10:00 a.m., local time,

For the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. References in this document to "us","our", "we" or "the Company" refer to WordLogic Corporation and its predecessor.

Shareholders of record at the close of business on July 31, 2006 will be entitled to receive notice of and to vote at the meeting. Each share of common stock is entitled to one vote for each matter submitted to a vote at the meeting. Shares represented by executed and unrevoked Proxies will be voted in accordance with the specifications made thereon. If the enclosed form of Proxy is executed and returned, it nevertheless may be revoked by giving another Proxy or by letter or telegram directed to the Company. Any such revocation must show the shareholder's name and must be received prior to the commencement of the meeting in order to be effective. Additionally, any shareholder attending the meeting in person, who wishes to do so, may vote by ballot at the meeting, thereby canceling any Proxy previously given. Proxy materials will be mailed to shareholders of record on or about August 1, 2006.

Shareholder of Record: Shares Registered in Your Name
If on July 31, 2006 your shares were registered in your name with WordLogic Corporation's transfer agent, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you intend to attend the meeting, you are encouraged to fill out and return the enclose proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank
If on July 31, 2006 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

Multiple Shareholders Sharing the Same Address
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process potentially means extra convenience for shareholders and cost savings for companies. Shareholders sharing a same address may either contact the Company by written request, or contact their broker, as applicable; to request single or multiple proxy statement and annual report delivery, as may be desired.

Cost of Solicitation of Proxies
The cost of solicitation will be borne by us. We will reimburse brokerage firms and other custodians, nominees, and fiduciaries for reasonable expenses incurred by them in sending proxy material to the beneficial owners of common stock. In addition to solicitation by mail, our directors and officers may solicit Proxies personally or by telegraph or telephone, without additional compensation.

VOTING AND RELATED MATTERS

Quorum Requirement

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if shares representing a majority of the voting power of the outstanding shares are represented by shareholders present at the meeting or by proxy. On the record date, there were 23,432,434 shares of common stock outstanding and entitled to vote. Your shares will be counted towards the quorum only if a valid proxy vote is submitted or you vote at the meeting. Abstentions and non-votes will be counted towards the quorum.

Proposal Approval Requirements

Shareholders may vote "For" each nominee for director or abstain from voting for any nominee. For each of the other matters, shareholders may vote "For" or "Against" or abstain from voting.

Proposal One – Election of Directors
Each nominee must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

Proposal Two – Approval of the Independent Public Accountant
Approval of Cordovano and Honeck, P.C. as the Independent Public Accountant requires an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

Proposal Three – Approval of the Company's 2005 Stock Incentive Plan
Approval of the Company's 2005 Stock Incentive Plan requires an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting. The shares held by Frank Evanshen and Allen Rose will be counted toward the quorum but only a majority of the disinterested votes present will approve the Plan.

Vote Counting

Votes will be counted by the inspector appointed for the meeting, who will separately count "For", "Against", abstentions and non-votes. Abstentions and non-votes will not be counted towards the vote total for any proposal .

Voting Results

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-QSB subsequent to the meeting.

ACTION TO BE TAKEN UNDER THE PROXY

Proxies in the accompanying form that are properly executed and returned will be voted at the Annual Meeting in accordance with the instructions thereon. Any proxy upon which no instructions have been indicated with respect to a specific matter will be voted as follows with respect to such matter: (1) "FOR" the election of each of the two (2) persons named in this Proxy Statement as Management's nominees for election to our Board of Directors; (2) "FOR" the approval of Cordovano and Honeck, P.C. as the Independent Public Accountant; (3) "FOR" approval of the Company's 2005 Stock Incentive Plan;

RELATED MATERIALS

The Company's Annual Report on Form 10-KSB/a for the fiscal year ending December 31, 2005 is available online at www.sec.gov through the Securities and Exchange Commission EDGAR database. Any shareholder who is unable to retrieve a copy of such Annual Report may obtain a copy by writing to us. The Form 10-KSB/a for the fiscal year ending December 31, 2005 has been provided my mail. The Annual Report is not to be treated as part of the proxy solicitation material, or as having been incorporated by reference.

Any shareholder who wishes a copy of the Company's 2005 Stock Incentive Plan may obtain a copy by writing to us. The Company's 2005 Stock Incentive Plan has been provided by mail. The 2005 Stock Incentive Plan is not to be treated as a part of the proxy solicitation material, or as having been incorporated by reference.

SHAREHOLDER PROPOSALS

According to Rule l4a-8 under the Securities Exchange Act of 1934, a shareholder may require that certain proposals suggested by shareholders be voted on at a shareholders meeting. Information concerning such proposals must be submitted to us for inclusion in our proxy statement. Such proposals for inclusion in our proxy materials relating to our next Annual Meeting must be received by us not later than January 31, 2007.

NOTICE TO BANKS, BROKERS/DEALERS, VOTING TRUSTEES, AND THEIR NOMINEES

Please advise us, in care of our corporate address, whether any other persons are the beneficial owners of the shares of common stock for which Proxies are being solicited from you, and, if so, the number of copies of the Proxy Statement, and other soliciting materials, you wish to receive in order to supply copies to the beneficial owners of shares.

OTHER BUSINESS

As of the date of this Proxy Statement, our management has no knowledge of any business, other than previously described herein, which should be presented for consideration at the meeting. In the event that any other business is presented at the meeting, we intend that the persons named in the enclosed Proxy will have authority to vote such Proxy in accordance with their best judgment on such business.

PROPOSAL ONE
ELECTION OF DIRECTORS

WordLogic Corporation's Board of Directors consists of two directors. There are two nominees for director this year and the nominees are the current directors of the Company. Each director to be elected will hold office until the next annual meeting of shareholders and until his successor is elected, or until the director's death, resignation or removal.

The nominees for the Board of Directors are as follows:

Frank R. Evanshen serves as President, Chief Executive Officer and a Director of WordLogic Corporation. Mr. Evanshen was appointed President, CEO and Director on May 27, 2003, upon closing of the Agreement and Plan of Merger between WordLogic Corporation and The American West.com, Inc. Mr. Evanshen has been a venture capitalist and merchant banker for over 25 years and has extensive experience in raising capital for private and public ventures.

Employment History

Employer	Title	Dates of Position
WordLogic Corporation	President, CEO and Director	May 27, 2003 to present
WordLogic Corporation – pre merger	President, CEO and Director	October 2001 to May 27, 2003
MCC Meridian Capital Corp.	President, CEO and Director	October 1997 to present

Education	Location	Date
Bachelor of Arts	Loyola College, Montreal, PQ	1970

T. Allen Rose serves as Chief Financial Officer and a Director of WordLogic Corporation. Mr. Rose was appointed CFO and Director on May 27, 2003, upon closing of the Agreement and Plan of Merger between WordLogic Corporation and The American West.com, Inc. Mr. Rose is a Chartered Accountant and has been in senior financial management for numerous private and public companies since 1983.

Employment History

Employer	Title	Dates of Position
WordLogic Corporation	CFO and Director	May 27, 2003 to present
WordLogic Corporation – pre merger	CFO and Director	October 2001 to May 27, 2003
Self-Employed	Financial Consultant	October 2000 to October 2001
Boston Pizza International	CFO	January 2000 to October 2000
Priority Management Systems Inc.	VP Operations & Finance	January 1998 to December 1999

Education	Location	Date
Chartered Accountant	Ontario, Canada	December 1983
BComm. – Finance & Accounting	McMaster University, Hamilton, ON	May 1979

 It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" the election of the persons listed above, unless shareholders specifically indicate in their Proxies that they desire to abstain from voting for the electing of such certain Director to office. Our Board of Directors does not contemplate that any nominee will be unable to serve as a Director for any reason, but if that should occur prior to the meeting, the Board of Directors reserves the right to substitute another person(s) of their choice as nominee(s). Each nominee must be approved by an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders. Our Management recommends that shareholders vote "FOR" the election of the nominees.

PROPOSAL TWO
APPROVAL OF THE INDEPENDENT PUBLIC ACCOUNTANT

Management intends to retain Cordovano and Honeck, P.C. as the Independent Public Accountant for the company.

The Independent Public Accountant for the most recently completed fiscal year was:

Cordovano and Honeck, P.C.
201 Steele Street, Suite 300
Denver, CO 80206

Representatives from Cordovano and Honeck, P.C. are not expected to be present at the shareholders meeting, but have been invited and are encouraged to attend. They will have an opportunity to make statements if they attend and are encouraged to respond to any appropriate questions from shareholders attending the meeting.

WordLogic Corporation has never had nor anticipates having, nor had during the two most recent fiscal years or any subsequent interim period any disagreements with accountants on matters of accounting, financial disclosure, matter of accounting principles or practices, or auditing scope or procedure; nor has any principal accountant, currently or in past recent years, resigned or declined to stand for re-election.

The financial statements audited by the principal accountant for the past two years do not contain an adverse opinion or disclaimer of opinion or were modified as to uncertainty, audit scope or accounting principles.

Principal Accountant Fees and Services

Audit Fees: The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of annual financial statements and review of financial statements or services normally provided in connection with statutory and regulatory filings for the fiscal years ending December 31, 2005 and 2004 were: $9,350 and$9,400, respectively.

Audit-Related Fees, Tax Fees, and All Other Fees: No fees were billed in each of the last two fiscal years for professional services provided by the principal accountant, other than the Audit Fees reported for each of the last two fiscal years.

Audit Committee: The registrant's Audit Committee, or officers performing such functions, has approved the principal accountant's performance of services for the audit of annual financial statements and review of financial statements or services normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal year ending December 31, 2005.

It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" approval of Cordovano and Honeck, P.C. as the Independent Public Accountant for the Company, unless shareholders specifically indicate in their Proxies that they desire to vote otherwise or abstain from voting. Approval requires an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders. Our Management recommends that shareholders vote "FOR" approval of Cordovano and Honeck, P.C. as Independent Public Accountant for the Company.

PROPOSAL THREE
APPROVAL OF THE COMPANY'S 2005 Stock Incentive Plan

The Board of Directors is requesting shareholder approval of the Company's 2005 Stock Incentive Plan.

The purposes of the 2005 Stock Incentive Plan are to attract, retain and reward individuals who can and do contribute to the Company's success; by providing employees and consultants as opportunity to share in the equity of the Company and to more closely align their interests with the Company and its shareholders.

Subject to provisions of the plan, the maximum aggregate number of shares which may be optioned and/or sold under the plan is **3,000,000** shares of common stock. The shares may be authorized, but unissued, or reacquired common stock.

As of March 31, 2006, under the 2005 Stock Incentive Plan :

Frank Evanshen has been granted 1,000,000 options

Shares	Exercise Price	Vest Type	Full Vest	Expiry Date
200,000	US$1.75	Immediately	Immediately	February 11, 2008
800,000	US$1.75	Monthly	February 11, 2007	February 11, 2008

Allen Rose has been granted 500,000 options

Shares	Exercise Price	Vest Type	Full Vest	Expiry Date
100,000	US$1.75	Immediately	Immediately	February 11, 2008
400,000	US$1.75	Monthly	February 11, 2007	February 11, 2008

Shannon Perdok has been granted 10,000 options

Shares	Exercise Price	Vest Type	Full Vest	Expiry Date
10,000	US$0.70	Immediate	June 1, 2006	June 1, 2009

Approval of the Company's 2005 Stock Incentive Plan requires an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

The shares held by Frank Evanshen and Allen Rose will be counted toward the quorum but only a majority of the disinterested votes present will approve the Plan. Our Management recommends that shareholders vote "FOR" approval of the Company's 2005 Stock Incentive Plan.

Any shareholder who wishes a copy of the Company's 2005 Stock Incentive Plan may obtain a copy by writing to us. The Company's 2005 Stock Incentive Plan has been provided by mail. The 2005 Stock Incentive Plan is to be treated as a part of the proxy solicitation material, and as having been incorporated by reference.

In the event the Company's 2005 Stock Incentive Plan is not approved the options will be rescinded and alternate methods of compensation incentives will have to be utilized by the company.

VOTING SECURITIES, PRINCIPAL HOLDERS

The holders of our $0.001 par value common stock have the exclusive voting rights at this Annual Meeting, with each share entitled to one vote. Only shareholders of record at the close of business on July 31, 2006 are entitled to notice of and to vote at the meeting and any adjournment thereof. As of April 13, 2006, we had 23,432,434 shares of common stock outstanding.

The following set forth; as of April 13, 2006; the beneficial ownership of WordLogic Corporation common stock by each person known to the company to beneficially own more than five percent (5%) of our common stock, including options, outstanding as of such date and by the officers and directors of the company as a group. Except as otherwise indicated, all shares are owned directly.

Common Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Acquirable[1]	Percentage of Class [1]
Frank R. Evanshen, President, Director 3710 Southridge Place West Vancouver, BC	7,405,383	2,882,603	36.8%
MCC Meridian Capital Corp. (an entity controlled by Frank R, Evanshen) 650 West Georgia Street, #2400 Vancouver, BC	783,671	0	2.8%
Harold Gunn 1116 Ironwork Passage Vancouver, BC	6,054,836	0	21.6%
T. Allen Rose, CFO and Director 14752 32nd Avenue Surrey, BC	32,000	616,301	2.3%
Mark Dostie, Technology Officer 5580 Woodpecker Drive. Richmond, BC	0	1,000,000	3.6%
Dr. David Stirling, Executive Vice President 3309 De Courcy Drive Ladysmith, BC	0	52,877	0.2%
Total Shares of 5% or more Beneficial Ownership	14,243,890	2,882,603	67.3%
Total Shares of Officers and Directors as a group	8,221,054	4,551,781	45.6%
Total Shares Issued and Outstanding:	23,432,434, if all exercised per note (1) 27,984,215		

All ownership is beneficial and of record except as specifically indicated otherwise. Beneficial owners listed above have sole voting and investment power with respect to the shares shown unless otherwise indicated.

Notes:

(1) Each beneficial owner's percentage ownership assumes the exercise or conversion of __all__ options, warrants and other convertible securities held by such person and that are exercisable or convertible within 60 days after April 13, 2006.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the 1934 Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the best knowledge of the Company, based solely on review of the copies of such reports furnished to the Company and written representation that no other reports were required, all reports required to be filed pursuant to rule 16a-3(e) were filed for the most recent fiscal year.

DIRECTORS, OFFICERS, AND COMMITTEES

The following sets forth the names of the officers and directors of WordLogic Corporation

Name	Position	Tenure
Frank R. Evanshen 650 West Georgia Street, Suite 2400 Vancouver, B. C., Canada V6B 4N7	President and CEO Director	May 27, 2003 to present
T. Allen Rose 650 West Georgia Street, Suite 2400 Vancouver, B. C., Canada V6B 4N7	Chief Financial Officer Director	May 27, 2003 to present
Mark Dostie 650 West Georgia Street, Suite 2400 Vancouver, B. C., Canada V6B 4N7	Chief Technology Officer	May 27, 2003 to present
Dr. David Sterling 650 West Georgia Street, Suite 2400 Vancouver, B. C., Canada V6B 4N7	Executive Vice President	November 16, 2004 to present

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the Bylaws of WordLogic Corporation, as pertaining to vacancies, shall hold office until his successor is elected and qualified.

The officers serve at the discretion of the Company's Directors. There are no familial relationships among the officers and directors, nor are there any arrangements or understanding between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Committees

The Board of Directors held no meetings during the year ended December 31, 2005, but conducted board activities through unanimous consent board resolutions in lieu of meetings.

We have no committees of the Board of Directors.

Audit Committee

All members of our Board of Directors perform the responsibilities of the Audit Committee; providing oversight of the Company's accounting functions and internal controls.

Executive Compensation Committee

All members of our Board of Directors performed the responsibilities of the Executive Compensation Committee, and participated in deliberations and made decisions concerning executive officer compensation during the course of regular Board Meetings or board activities conducted through unanimous consent board resolutions in lieu of meetings.

Nominating Committee

All members of our Board of Directors acted as the Nominating Committee, and participated in deliberations and made decisions concerning director nominations during the course of regular Board Meetings or board activities conducted through unanimous consent board resolutions in lieu of meetings.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Award(s) | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($CAD) | Restricted Stock Award(s) ($) | Securities Underlying Options/SARs (#) | LTIP Payouts ($) | All Other Compensation ($) |
Position	Year							
Frank Evanshen (1)	2005	0	0	200,000	0	1,000,000	0	0
President and Director	2004	0	0	125,000	0	0	0	0
	2003	0	0	100,000	0	700,000	0	0
T. Allen Rose (2)	2005	0	0	84,000	0	500,000	0	0
Secretary and Director	2004	0	0	62,000	0	0	0	0
	2003	0	0	48,000	0	250,000	0	0
Mark Dostie (3)	2005	0	0	111,520	0	0	0	0
Technology Officer	2004	0	0	65,951	0	0	0	0
	2003	0	0	0	0	1,000,000	0	0
Dr. David Stirling (4)	2005	0	0	60,000	0	0	0	0
Executive Vice President	2004	0	0	10,000	0	100,000	0	0

Notes:

(1) The Company paid management fees of $CAD 200,000 during fiscal year 2004 to MCC Meridian Capital Corp., a company controlled by Mr. Evanshen. MCC Meridian Capital Corp. is operating under a management agreement requiring monthly payments of $CAD 16,666,67 and a provision for 700,000 options vesting over a three year period beginning April 1, 2003. 100,000 options are exercisable at US$0.30 and 600,000 options are exercisable at US$1.00. On February 11, 2005, the Company issued 1,000,000 stock options to Mr. Evanshen as performance incentive compensation. 200,000 options vested on the issue date and 800,000 vest over a three year period beginning February 11, 2005. These options are exercisable at US$1.75.

(2) The Company paid consulting fees of $CAD 84,000 during fiscal year 2004 to Mr. Rose. Mr. Rose is engaged under a consulting agreement requiring monthly payments of $CAD 8,000. Mr. Rose has also been granted 250,000 options vesting over a three year period beginning April 1, 2003. 50,000 options are exercisable at US$0.30 and 200,000 options are exercisable at US$1.00. On February 11, 2005, the Company issued 500,000 stock options to Mr. Rose as performance incentive compensation. 100,000 options were vested on the issue date and 400,000 vest over a three year period beginning February 11, 2005. These options are exercisable at US$1.75.

(3) The Company issued 1,000,000 stock options to Mr. Dostie as performance incentive compensation. They vest over a three year period beginning April 1, 2003. 600,000 options are exercisable at US$0.30 and 200,000 options are exercisable at US$0.57

(4) The Company paid consulting fees of $CAD 60,000 during fiscal year 2005 to Dr. Stirling. Dr. Stirling is engaged under a consulting agreement requiring monthly payments of $CAD 5,000. Dr. Stirling has also been granted 100,000 options vesting over a three year period beginning November 10, 2004.exercisable at US$0.60.

As of December 31, 2005, WordLogic Corporation had no group life, health, hospitalization, medical reimbursement or relocation plans in effect. Further, we had no pension plans or plans or agreements which provide compensation on the event of termination of employment or change in control of us.

WordLogic Corporation does not pay members of the Board of Directors any fees for attendance or similar remuneration or reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

Employment, Management and Consulting Agreements

MCC Meridian Capital Corp. ("MCC"), a company controlled by Mr. Evanshen, has a management agreement with WordLogic Corporation for the services provided personally by Mr. Evanshen in his role as President, Chairman and Chief Executive Officer of the Company. The agreement currently requires monthly payments of $CAD 16,666.67 for the services rendered.

Mr. Rose has a consulting agreement with WordLogic Corporation for the services provided by him in his role as Chief Financial Officer of the Company. This agreement provides that Mr. Rose is paid $CAD 8,000.00 per month for his services.

Mr. Mark Dostie has an employment agreement with WordLogic Corporation for his employment as Chief Technology Officer for the Company. This agreement provides that Mr. Dostie is paid $CAD 9,293.33 per month for his services.

Mr. Peter Knaven has an employment agreement with WordLogic Corporation for his employment as a Software Programmer and Developer for the Company. This agreement provides that Mr. Knaven is paid $CAD 8,333.33 per month for his services.

Dr. David Stirling has an employment agreement with WordLogic Corporation for his employment as Executive Vice President the Company. This agreement provides that Dr. Stirling is paid $CAD 5,000.00 per month for his services

WordLogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
OF
WORDLOGIC CORPORATION

     THE UNDERSIGNED hereby appoints and constitutes Frank R. Evanshen as his true and lawful agents and proxy, with full power of substitution and revocation, to attend, represent and to vote the shares of common stock of the undersigned at the Annual Meeting of Shareholders to be held at the Company's principal executive offices, 650 West Georgia Street, Suite 2400, Vancouver, British Columbia, Canada V6B 4N7, on August 31, 2006 at 10:00 a.m., local time, for the purpose set forth in the accompanying Notice of Annual Meeting of Shareholders and at any adjournment thereof, and on all matters coming before said meeting.

     Management recommends a vote FOR items 1 through 4 and **SHARES WILL BE VOTED UNLESS YOU INDICATE OTHERWISE:**

1.   Approval of the following individuals to serve on the Board of Directors:

    Frank R. Evanshen   FOR_____   ABSTAIN_____

    T. Allen Rose   FOR_____   ABSTAIN_____

2.   Approval of the firm of Cordovano and Honeck, P.C. as the Independent Public Accountant for the company.

               FOR_____   AGAINST_____   ABSTAIN_____

3.   Approval of the Company's 2005 Stock Incentive Plan.

               FOR_____   AGAINST_____   ABSTAIN_____

Dated: _____, 2006

(Printed name of Shareholder) _____

(Signature of Shareholder) _____

This Proxy Must Be Signed Exactly As Your Name Appears On Your Stock Certificate. Executors, Administrators, Trustees, Etc., Should Give Full Title As Such. If The Signer Is A Corporation, Please Sign Full Corporate Name By A Duly Authorized Officer.

PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY.
THE FAILURE TO CHECK A BLOCK WILL BE TAKEN AS A VOTE FOR THE PROPOSITION.

WordLogic Corporation

2005 STOCK INCENTIVE PLAN

1. **Purposes of the Plan.** The purposes of this Stock Incentive Plan are to attract, retain and reward individuals who can and do contribute to the Company's success by providing Employees and Consultants an opportunity to share in the equity of the Company and to more closely align their interests with the Company and its shareholders.

Options granted hereunder may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or "nonqualified stock options," at the discretion of the Board and as reflected in the terms of the written option agreement. In addition, shares of the Company's Common Stock may be Sold hereunder independent of any Option grant.

2. **Definitions**. As used herein, the following definitions shall apply:

2.1 "**Administrator**" shall mean the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4.1 of the Plan.

2.2 "**Board**" shall mean the Board of Directors of the Company.

2.3 "**Code**" shall mean the Internal Revenue Code of 1986, as amended.

2.4 "**Committee**" shall mean a committee appointed by the Board in accordance with Section 4.1 of the Plan.

2.5 "**Common Stock**" shall mean the Common Stock of the Company.

2.6 "**Company**" shall mean WordLogic Corporation, a Nevada corporation.

2.7 "**Consultant**" shall mean any person who is engaged by the Company or any Parent or Subsidiary to render consulting services and is compensated for such consulting services and any Director of the Company whether compensated for such services or not.

2.8 "**Continuous Status as an Employee or Consultant**" shall mean the absence of any interruption or termination of service as an Employee or Consultant. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of: (i) any sick leave, military leave, or any other leave of absence approved by the Company; provided, however, that for purposes of Incentive Stock Options, any such leave is for a period of not more than ninety days or reemployment upon the expiration of such leave is guaranteed by contract or statute, provided, further, that on the ninety-first day of such leave (where re-employment is not guaranteed by contract or statute) the Optionee's Incentive Stock Option shall automatically convert to a Nonqualified Stock Option; or (ii) transfers between locations of the Company or between the Company, its Parent, its Subsidiaries or its successor.

2.9 "**Director**" shall mean a member of the Board.

2.10 "**Disability**" shall mean total and permanent disability as defined in Section 22(e)(3) of the Code.

2.11 "**Employee**" shall mean any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary. Neither the payment of a director's fee by the Company nor service as a Director shall be sufficient to constitute "employment" by the Company.

2.12 "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

2.13 "**Fair Market Value**" shall mean, as of any date, the value of Common Stock determined as follows:

2.13.1 If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market or the NASDAQ SmallCap Market of the NASDAQ Stock Market, its Fair Market Value shall be the closing sales price for the Common Stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

2.13.2 If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

2.13.3 In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

2.14 "**Incentive Stock Option**" shall mean an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

2.15   "**Nonqualified Stock Option**" shall mean an Option not intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

2.16   "**Notice of Grant**" shall mean a written notice evidencing certain terms and conditions of an individual Option grant. The Notice of Grant is part of the Option Agreement.

2.17   "**Officer**" shall mean a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.18   "**Option**" shall mean a stock option granted pursuant to the Plan.

2.19   "**Option Agreement**" shall mean a written agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

2.20   "**Optioned Stock**" shall mean the Common Stock subject to an Option.

2.21   "**Optionee**" shall mean an Employee or Consultant who holds an Option.

2.22   "**Parent**" shall mean a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

2.23   "**Plan**" shall mean this **2005** Stock Incentive Plan.

2.24   "**Rule 16b-3**" shall mean Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

2.25   "**Sale**" or "**Sold**" shall include, with respect to the sale of Shares under the Plan, the sale of Shares for any form of consideration specified in Section 8.2, as well as a grant of Shares for consideration in the form of past or future services.

2.26   "**Share**" shall mean a share of the Common Stock, as adjusted in accordance with Section 11 of the Plan.

2.27   "**Subsidiary**" shall mean a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   **Stock Subject to the Plan.**

3.1   Subject to the provisions of paragraph 3.2 of this Section 3 and the provisions of Section 11 of the Plan, the maximum aggregate number of Shares which may be optioned and/or Sold under the Plan is **3,000,000** shares of Common Stock. The Shares may be authorized, but unissued, or reacquired Common Stock.

3.2   If an Option should expire or become unexercisable for any reason, or is otherwise terminated or forfeited, without having been exercised in full, the unpurchased Shares which were subject thereto shall, unless the Plan shall have been terminated, become available for future Option grants and/or Sales under the Plan. If any Shares issued pursuant to a Sale shall be reacquired, canceled or forfeited for any reason, such Shares shall become available for future Option grants and/or Sales under the Plan, unless the Plan shall have been terminated. If the exercise price of any Option granted under the Plan is satisfied by tendering Shares of Common Stock to the Company (by either actual delivery or by attestation), only the number of shares of Common Stock issued net of the Shares of Common Stock tendered shall be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan.

3.3   Notwithstanding any other provision of this Section 3, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options shall be 3,000,000.

4.   **Administration of the Plan.**

4.1   **Procedure.**

4.1.1   **Multiple Administrative Bodies.** If permitted by Rule 16b-3, the Plan may be administered by different bodies with respect to Directors, Officers who are not Directors, and Employees who are neither Directors nor Officers.

4.1.2   **Administration With Respect to Directors and Officers Subject to Section 16(b).** With respect to Option grants made to Employees who are also Officers or Directors subject to Section 16(b) of the Exchange Act, the Plan shall be administered by (A) the Board, if the Board may administer the Plan in compliance with the rules governing a plan intended to qualify as a discretionary plan under Rule 16b-3, or (B) a Committee designated by the Board to administer the Plan, which Committee shall be constituted to comply with the rules, if any, governing a plan intended to qualify as a discretionary plan under Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and substitute new members, fill vacancies (however caused), and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by the rules, if any, governing a plan intended to qualify as a discretionary plan under Rule 16b-3. With respect to persons subject to Section 16 of the Exchange Act, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3. To the extent any provision of the Plan or action by the Administrator fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Administrator.

4.1.3 **Administration With Respect to Other Persons.** With respect to Option grants made to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by the Board or a Committee designated by the Board, which Committee shall be constituted to satisfy the legal requirements relating to the administration of stock option plans under applicable corporate and securities laws and the Code. Once appointed, such Committee shall serve in its designated capacity until otherwise directed by the Board. The Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and substitute new members, fill vacancies (however caused), and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by the legal requirements relating to the administration of stock option plans under state corporate and securities laws and the Code.

4.2 **Powers of the Administrator.** Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

4.2.1 to grant Incentive Stock Options in accordance with Section 422 of the Code, or Nonqualified Stock Options;

4.2.2 to authorize Sales of Shares of Common Stock hereunder;

4.2.3 to determine, upon review of relevant information, the Fair Market Value of the Common Stock;

4.2.4 to determine the exercise/purchase price per Share of Options to be granted or Shares to be Sold, which exercise/purchase price shall be determined in accordance with Section 8.1 of the Plan;

4.2.5 to determine the Employees or Consultants to whom, and the time or times at which, Options shall be granted and the number of Shares to be represented by each Option;

4.2.6 to determine the Employees or Consultants to whom, and the time or times at which, Shares shall be Sold and the number of Shares to be Sold;

4.2.7   to interpret the Plan;

4.2.8   to prescribe, amend and rescind rules and regulations relating to the Plan;

4.2.9   to determine the terms and provisions of each Option granted (which need not be identical) and, with the consent of the holder thereof, modify or amend each Option;

4.2.10 to determine the terms and provisions of each Sale of Shares (which need not be identical) and, with the consent of the purchaser thereof, modify or amend each Sale;

4.2.11 to accelerate or defer (with the consent of the Optionee) the exercise date of any Option;

4.2.12 to accelerate or defer (with the consent of the Optionee or purchaser of Shares) the vesting restrictions applicable to Shares Sold under the Plan or pursuant to Options granted under the Plan;

4.2.13 to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Option or Sale of Shares previously granted or authorized by the Administrator;

4.2.14 to determine the restrictions on transfer, vesting restrictions, repurchase rights, or other restrictions applicable to Shares issued under the Plan;

4.2.15 to effect, at any time and from time to time, with the consent of the affected Optionees, the cancellation of any or all outstanding Options under the Plan and to grant in substitution therefor new Options under the Plan covering the same or different numbers of Shares, but having an Option price per Share consistent with the provisions of Section 8 of this Plan as of the date of the new Option grant;

4.2.16 to establish, on a case-by-case basis, different terms and conditions pertaining to exercise or vesting rights upon termination of employment, whether at the time of an Option grant or Sale of Shares, or thereafter;

4.2.17 to approve forms of agreement for use under the Plan;

4.2.18 to reduce the exercise price of any Option to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option shall have declined since the date the Option was granted;

4.2.19 to determine whether and under what circumstances an Option may be settled in cash under subsection 9(f) instead of Common Stock; and

4.2.20 to make all other determinations deemed necessary or advisable for the administration of the Plan.

4.3 **Effect of Administrator's Decision.** All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees and any other holders of any Options granted under the Plan or Shares Sold under the Plan.

5. **Eligibility.**

5.1 **Persons Eligible.** Options may be granted and/or Shares Sold only to Employees and Consultants. Incentive Stock Options may be granted only to Employees. An Employee or Consultant who has been granted an Option or Sold Shares may, if he or she is otherwise eligible, be granted an additional Option or Options or Sold additional Shares.

5.2 **ISO Limitation.** To the extent that the aggregate Fair Market Value: of Shares subject to an Optionee's Incentive Stock Options granted by the Company, any Parent or Subsidiary, which (ii) become exercisable for the first time during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. For purposes of this Section 5.2, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time of grant.

5.3 **Section 5.2 Limitations.** Section 5.2 of the Plan shall apply only to an Incentive Stock Option evidenced by an Option Agreement which sets forth the intention of the Company and the Optionee that such Option shall qualify as an Incentive Stock Option. Section 5.2 of the Plan shall not apply to any Option evidenced by an Option Agreement which sets forth the intention of the Company and the Optionee that such Option shall be a Nonqualified Stock Option.

5.4 **No Right to Continued Employment.** The Plan shall not confer upon any Optionee any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate his employment or consulting relationship at any time, with or without cause.

5.5 **Other Limitations.** The following limitations shall apply to grants of Options to Employees:

5.5.1 No Employee shall be granted, in any fiscal year of the Company, Options to purchase more than 1,500,000 Shares.

5.5.2 In connection with his or her initial employment, an Employee may be granted Options to purchase up to an additional 1,500,000 Shares which shall not count against the limit set forth in subsection (i) above.

5.5.3 The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 11.

5.5.4 If an Option is canceled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 11), the canceled Option shall be counted against the limits set forth in subsections (i) and (ii) above. For this purpose, if the exercise price of an Option is reduced, the transaction will be treated as a cancellation of the Option and the grant of a new Option.

6. **Term of Plan.** The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company as described in Section 17 of the Plan. It shall continue in effect for a term of ten (10) years, unless sooner terminated under Section 13 of the Plan.

7. **Term of Option.** The term of each Option shall be stated in the Notice of Grant; provided, however, that in the case of an Incentive Stock Option, the term shall be ten (10) years from the date of grant or such shorter term as may be provided in the Notice of Grant. However, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Notice of Grant.

8. **Exercise/Purchase Price and Consideration.**

8.1 **Exercise/Purchase Price.** The per-Share exercise/purchase price for the Shares to be issued pursuant to exercise of an Option or a Sale shall be such price as is determined by the Administrator, but shall be subject to the following:

8.1.1 In the case of an Incentive Stock Option

(1) granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of the grant.

(2) granted to any other Employee, the per Share exercise price shall be no less than one hundred

percent (100%) of the Fair Market Value per Share on the date of grant.

8.1.2   In the case of a Nonqualified Stock Option or Sale, the per Share exercise/purchase price shall be determined by the Administrator.

8.1.3   Any determination to establish an Option exercise price or effect a Sale of Common Stock at less than Fair Market Value on the date of the Option grant or authorization of Sale shall be accompanied by an express finding by the Administrator specifying that the Option grant or Sale is in the best interest of the Company, and specifying both the Fair Market Value and the Option exercise price or Sale price of the Common Stock.

8.2   **Consideration.** The consideration to be paid for the Shares to be issued upon exercise of an Option or pursuant to a Sale, including the method of payment, shall be determined by the Administrator. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration may consist of:

8.2.1   cash;

8.2.2   check;

8.2.3   promissory note;

8.2.4   transfer to the Company of Shares which

(1)   in the case of Shares acquired upon exercise of an Option, have been owned by the Optionee for more than six months on the date of surrender, and

(2)   have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares to be acquired;

8.2.5   if and so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price;

8.2.6   such other consideration and method of payment for the issuance of Shares to the extent permitted by legal requirements relating to the administration of stock option plans and issuances of capital stock under applicable corporate and securities laws and the Code; or

8.2.7 any combination of the foregoing methods of payment.

If the Fair Market Value of the number of whole Shares transferred or the number of whole Shares surrendered is less than the total exercise price of the Option, the shortfall must be made up in cash or by check. Notwithstanding the foregoing provisions of this Section 8.2, the consideration for Shares to be issued pursuant to a Sale may not include, in whole or in part, the consideration set forth in subsection (v) above.

9. **Exercise of Option.**

9.1 **Procedure for Exercise; Rights as a Shareholder.** Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, including performance criteria with respect to the Company and/or the Optionee, and as shall be permissible under the terms of the Plan.

An Option may not be exercised for a fraction of a Share.

An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under the Option Agreement and Section 8.2 of the Plan. Each Optionee who exercises an Option shall, upon notification of the amount due (if any) and prior to or concurrent with delivery of the certificate representing the Shares, pay to the Company amounts necessary to satisfy applicable federal, state and local tax withholding requirements. An Optionee must also provide a duly executed copy of any stock transfer agreement then in effect and determined to be applicable by the Administrator. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock represented by such stock certificate, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 11 of the Plan.

9.2 **Termination of Employment or Consulting Relationship.** In the event that an Optionee's Continuous Status as an Employee or Consultant terminates (other than upon the Optionee's death or Disability), the Optionee may exercise his or her Option, but only within such period of time as is determined by the Administrator, and only to the extent that the Optionee was entitled to exercise it at the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant). In the case of an Incentive Stock Option, the Administrator shall determine such period of time (in no event to exceed three (3) months from the date of termination) when the Option is granted. If, at the date of termination, the Optionee is not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option with the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

9.3 **Disability of Optionee.** In the event that an Optionee's Continuous Status as an Employee or Consultant terminates as a result of the Optionee's Disability, the Optionee may exercise his or her Option at any time within twelve (12) months from the date of such termination, but only to the extent that the Optionee was entitled to exercise it at the date of such termination (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant). If, at the date of termination, the Optionee is not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

9.4 **Death of Optionee.** In the event of the death of an Optionee, the Option may be exercised at any time within twelve (12) months following the date of death (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant), by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent that the Optionee was entitled to exercise the Option at the date of death. If, at the time of death, the Optionee was not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after death, the Optionee's estate or a person who acquired the right to exercise the Option by bequest or inheritance does not exercise the Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

9.5 **Rule 16b-3.** Options granted to persons subject to Section 16(b) of the Exchange Act must comply with Rule 16b-3 and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

9.6 **Buyout Provisions.** The Administrator may at any time offer to buy out, in whole or in part, for a payment in cash or Shares, an Option previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time that such offer is made.

10. **Nontransferability of Options.** Except as otherwise specifically provided in the Option Agreement, an Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will, or by the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by the Optionee or, if incapacitated, by his or her legal guardian or legal representative.

11. **Adjustments Upon Changes in Capitalization or Merger.**

11.1 **Changes in Capitalization.** Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by each outstanding Option and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Options have yet been granted or Sales made or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Common Stock covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.

11.2 **Dissolution or Liquidation.** In the event of the proposed dissolution or liquidation of the Company, each outstanding Option will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Administrator. The Administrator may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Board and give each Optionee the right to exercise Optionee's Option as to all or any part of the Common Stock subject to the Option, including Shares as to which the Option would not otherwise be exercisable.

11.3 **Merger or Asset Sale.** Except as otherwise provided in an Option Agreement, in the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding Option shall be assumed or an equivalent option shall be substituted by such successor corporation or a Parent or Subsidiary of such successor corporation, unless the Administrator determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, that each Optionee shall have the right to exercise Optionee's Option as to all or any part of the Common Stock subject to the Option, including Shares as to which the Option would not otherwise be exercisable. If the Administrator determines that an Option shall be exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Optionee that the Option shall be so exercisable for a period of thirty (30) days from the date of such notice or such shorter period as the Administrator may specify in the notice, and the Option will terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the merger or sale of assets, the Option confers the right to purchase, for each Share of Optioned Stock subject to the Option immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets was not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation and the Optionee, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in Fair Market Value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

12.   **Time of Granting Options.** The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option. Notice of the determination shall be given to each Optionee within a reasonable time after the date of such grant.

13.   **Amendment and Termination of the Plan.**

        13.1   **Amendment and Termination.** The Board may amend or terminate the Plan from time to time in such respects as the Board may deem advisable.

        13.2   **Shareholder Approval.** The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Rule 16b-3 or with Section 422 of the Code (or any successor rule or statute or other applicable law, rule or regulation, including the requirements of any exchange or quotation system on which the Common Stock is listed or quoted). Such shareholder approval, if required, shall be obtained in such a manner and to such a degree as is required by the applicable law, rule or regulation.

        13.3   **Effect of Amendment or Termination.** Any such amendment or termination of the Plan shall not affect Options already granted, and such Options shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company.

14.   **Conditions Upon Issuance of Shares.** Shares shall not be issued pursuant to the exercise of an Option or a Sale unless the exercise of such Option or consummation of the Sale and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, applicable state securities laws, the Exchange Act, the rules and regulations promulgated

thereunder, and the requirements of any stock exchange (including NASDAQ) upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

15. **Reservation of Shares.** The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

16. **Liability of Company.**

16.1 **Inability to Obtain Authority.** Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

As a condition to the exercise of an Option or a Sale, the Company may require the person exercising such Option or to whom Shares are being Sold to represent and warrant at the time of any such exercise or Sale that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

16.2 **Grants Exceeding Allotted Shares.** If the Optioned Stock covered by an Option exceeds, as of the date of grant, the number of Shares which may be issued under the Plan without additional shareholder approval, such Option shall be void with respect to such excess Optioned Stock, unless shareholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained in accordance with Section 13 of the Plan.

17. **Shareholder Approval.** Continuance of the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted. Such shareholder approval shall be obtained in the manner and to the degree required under applicable federal and state law.

18. **Market Standoff.**

In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, an Optionee or other participant in the Plan shall not sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or otherwise agree to engage in any of the foregoing transactions with respect to, any shares issuable or issued under the Plan, whether pursuant to an Option or a Sale, without the prior written consent of the Company or its underwriters. Such limitations shall be in effect for such period of time as may be requested by the Company or such underwriters and agreed to by the Company's officers and directors with respect to their shares; provided, however, that in no event shall such period exceed 180 days. The limitations of this paragraph shall in all events terminate five years after the effective date of the Company's initial public offering. Participants shall be subject to the market standoff provisions of this Section 18 only if the officers and directors of the Company are also subject to similar arrangements.

In the event of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the Company's outstanding Common Stock effected as a class without the Company's receipt of consideration, then any new, substituted or additional securities distributed with respect to the purchased shares shall be immediately subject to the provisions of this Section 18, to the same extent the purchased shares are at such time covered by such provisions.

In order to enforce the limitations of this Section 18, the Company may impose stop-transfer instructions with respect to the purchased shares until the end of the applicable standoff period.